TNT FRANCHISE FUND, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

TABLE OF CONTENTS

TNT FRANCHISE FUND, INC.
BALANCE SHEET
YEAR ENDED DECEMBER 31, 2023 and 2022

	2023	2022
ASSETS		
Cash	628,839	1,845,124
Accounts Receivable	984	0
TOTAL CURRENT ASSETS	$ 629,823	$ 1,845,124
Deferred income taxes assets	0	33,362
Other assets	2,212,828	1,067,955
TOTAL ASSETS	2,842,651	$ 2,946,441
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Related party payable	$ 1,607	$ 14,542
Equity purchase deposits	0	380,000
Accounts Payable	40,912	831
TOTAL LIABILITIES	42,519	395,373
Stockholders' equity		
Common stock	3	2
Additional paid-in capital	3,331,419	2,541,898
Retained earnings	9,268	21,095
Net Income	(520,460)	(11,827)
Stock Subscription Receivable	(100)	(100)
TOTAL STOCKHOLDERS' EQUITY	2,800,131	2,551,068
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,842,650	$ 2,946,441

TNT FRANCHISE FUND, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2023 and 2022

	Year ended December 31, 2023	Year ended December 31, 2022
REVENUE		
Pass through Income	(315,520)	0
Management Fees	5,025	0
	$ (310,464)	0
TOTAL REVENUE	(310,464)	0
EXPENSES		
Legal & Professional Services	200,273	14,240
Office Expenses	12,634	129
Travel	5,404	0
Other Business Expenses	13,040	0
TOTAL EXPENSES	231,352	14,369
NET LOSS BEFORE PROVISION FOR INCOME TAXES (BENEFIT)	(541,817)	(14,369)
Interest Earned	21,357	12
Provision for income taxes (benefit)	0	(2,531)
NET LOSS	$ (520,460)	$ (11,826)

TNT FRANCHISE FUND, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022
and 2023

	Year ended December 31, 2023	Year ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (520,460)	$ (11,827)
Adjustments to reconcile net loss to cash provided by operating activities		
Provision for income taxes (benefit)	0	(2,531)
Changes in assets and liabilities		
(Increase) Decrease in		
Other assets	0	(1,067,955)
Accounts Payable	40,081	831
Accounts Receivable	(983)	0
Deferred Offering Expenses	(11,000)	0
Increase (Decrease) in		
Due to related party	(12,935)	(87,033)
Equity purchase deposits	(380,000)	380,000
NET CASH USED IN OPERATING ACTIVITIES	(885,297)	(785,983)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuing stock, net of stock issuance costs	769,523	2,664,470
NET CASH PROVIDED BY FINANCING ACTIVITIES	769,523	2,664,470
INCREASE IN CASH	-1,216,284	1,845,124
CASH, BEGINNING	1,845,124	-
CASH, ENDING	$ 628,839	$ 1,845,124

TNT FRANCHISE FUND, INC.
SHAREHOLDER EQUITY

STATEMENTS DECEMBER 31, 2023
AND 2022

	Shares	Amount	Addtl Paid In Capital	Accumulated Deficit	Total
Balance at 12/31/2022	236,258	$2	$2,541,897	$9,167	$2,551,068
Common stock issued	110,329	$1	$769,522		
Common stock issuance cost					
Net loss				$(520,460)	
Balance as 12/31/2023	<u>346,587</u>	<u>$3</u>	**$ 3,311,420**	**$(511,291)**	**$2,800,131**

DECEMBER 31, 2023 AND 2022

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Operations

TNT Franchise Fund, Inc. (the "Company") was incorporated in the State of Delaware on July 9, 2021 to acquire franchises across a variety of brands, industries and geographic areas throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (including the useful lives used for calculating depreciation) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

The Company is subject to examination by the U.S. Internal Revenue Service and by the taxing authorities in those states in which the Company has significant business operations. The Company is not currently undergoing any examinations by taxing authorities. The Company may be subject to U.S. federal income tax and state/local income tax examinations for years beginning in 2021.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist of periodic temporary deposits of cash. At December 31, 2023 and 2022, the Company had uninsured cash balances of $628,839 and $1,845,124, respectively.

Revenue Recognition

Revenues will be recognized net of discounts and taxes, upon delivery to the customer.

DECEMBER 31, 2023 AND 2022

NOTE 2   OTHER ASSETS

The company has made deposits with franchisors to develop and operate their brand:

	2023	2022
Teriyaki Madness	$ 0	$ 625,000
Smash My Trash	0	442,955
Total	$ 0	$ 1,067,955

NOTE 3   RELATED PARTY TRANSACTIONS

<u>Management Agreement</u>

FranShares, Inc., a Delaware corporation and a stockholder of the Company, will be the Manager of the Company and will provide certain support functions in areas including management, back-office accounting services and operations. FranShares, Inc. will charge the franchisors a brokerage fee of 40 - 50% of franchise fees when new franchises are added to the Company.

FranShares, Inc. also advances the Company funds from time to time. The balance due to Franshares, Inc. at December 31, 2023 and 2022 is $1,607 and $14,542, respectively.

NOTE 4   INCOME TAXES

The components of the Company's provision for income taxes for the year ended December 31, 2023 through December 31, 2022:

	2023	2022
Current taxes	$ -	$ -
Deferred taxes	0	(33,362)
Total	$ 0	$ (33,362)

Deferred tax assets recognized for deductible temporary differences and loss carryforwards totaled approximately $124,000.

As of December 31, 2023, the Company had U.S. federal and state net operating loss carryforwards of approximately $124,000, expiring between 2041-2042. The tax benefit and net operating loss carryforwards subject to change upon filing 2023 taxes.

NOTE 5   CHANGES TO STOCKHOLDERS' EQUITY

At December 31, 2022, the Company was authorized to issue 500,000 shares of $.00001 par value Class A common stock. Class A common stock shares outstanding totaled 100 as of December 31, 2022. The Company was also authorized to issue 5,000,000 Class B common stock. Class B common stock shares outstanding totaled 236,258 as of December 31, 2022. At December 31, 2023, the Company was authorized to issue 500,000 shares of $.00001 par value Class A common stock. Class A common stock shares outstanding totaled remained 100 as of December 31, 2023. The Company was still authorized to issue 5,000,000 Class B common stock. Class B common stock shares outstanding totaled 346,586.99 as of December 31, 2023.

NOTE 6   SUBSEQUENT EVENTS

The Company has evaluated through April 26, 2024, the date on which the financial statements and their accompanying notes were available to be issued. No subsequent events have occurred except the closure of the Rhode Island Smash My Trash location on April 12th, 2024. The company is currently evaluating next steps including what to do with the truck.

Principal Executive Officer Certification

TNT Franchise Fund Inc

By my signature below, I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

DocuSigned by:

AE202C5D7641409...

KENNY ROSE
Chief Executive Officer